Exhibit 99.3

Auris Medical Provides Business Update and Reports First Half 2019 Financial Results

●	Enrollment of first patient in TRAVERS Phase 2 trial with AM-125 in acute vertigo

●	Enrollment completed in Phase 1b trial with AM-201 in antipsychotic-induced weight gain

●	Relocation to Bermuda to gain corporate flexibility, reduce costs and better align with U.S. capital market practices

●	Completion of public offering of common shares and pre-funded warrants

●	Assessment of options for the continuation of late-stage tinnitus development program

Hamilton, Bermuda, August 15, 2019 – Auris Medical Holding Ltd. (NASDAQ: EARS), a clinical-stage company dedicated to developing therapeutics that address important unmet medical needs in neurotology, today provided a business update and announced financial results for the first half of the 2019 financial year ended June 30, 2019.

“We made significant progress with our intranasal betahistine program in the first half of 2019 and look forward to reaching important milestones with our two proof-of-concept studies for AM-125 and AM-201 in the coming months,” stated Thomas Meyer, Auris Medical’s founder, Chairman and CEO. “We also continued the ongoing efforts to relaunch our late-stage tinnitus development program. We believe this therapy offers a promising solution for individuals suffering from tinnitus, and we continue to be encouraged by the feedback we receive from patients and physicians. Finally, we took additional steps to strengthen our balance sheet and corporate flexibility over the last few months.”

Development Program Updates

AM-125 for Vertigo

●	Started enrollment of the TRAVERS Phase 2 trial with AM-125 in acute vertigo. In late July 2019, the Company announced that the first patient had been randomized in the TRAVERS Phase 2 trial. TRAVERS will enroll 138 patients that suffer from acute vertigo following surgical removal of a vestibular schwannoma, a tumor growing behind the inner ear. In Part A of the trial, five ascending doses of AM-125 or placebo, administered three times daily over a total of four weeks, will be tested in a total of 50 patients. In addition, oral betahistine 48 mg will be tested in 16 patients under open-label conditions for reference. Based on an interim analysis, which is expected for the fourth quarter 2019 or the first quarter of 2020, two doses will be selected and tested in an estimated 72 patients in Part B.

AM-201 for Antipsychotic-Induced Weight Gain

●	Completed enrollment in the Phase 1b trial with AM-201 in antipsychotic-induced weight gain. In early July 2019, the Company completed enrollment in the Phase 1b proof-of-concept trial with AM-201 in antipsychotic-induced weight gain and somnolence. The trial is being conducted at a single trial site in a European country and enrolled 50 healthy volunteers who received either AM-201 or placebo concomitantly with olanzapine over four weeks. The primary efficacy outcome for the study is the reduction in weight gain and the secondary outcome is the reduction in somnolence. The Company expects top-line results from the trial in the coming weeks. Based on the positive safety signals observed so far, and subject to positive trial outcomes and the receipt of the necessary approvals, the Company plans to extend the dose escalation by adding two more doses to five doses tested so far.

Auris Medical Holding Ltd., Clarendon House, 2 Church Street, Hamilton HM 11, Bermuda www.aurismedical.com

Other developments related to betahistine

●	Obtained rights to two U.S. patents relating to treatment of two mental disorders with betahistine. In May 2019, the Company announced the closing of the purchase of two U.S. patents related to the use of betahistine for the treatment of depression and attention-deficit / hyperactivity disorder (“ADHD”). The Company acquired full ownership of the U.S. patents 8,119,668 and 8,242,148, “Treatment methods employing histamine H3 receptor antagonists, including betahistine,” with key claims directed towards the treatment of depression and ADHD, respectively.

Sonsuvi® / AM-111 for Acute Inner Ear Hearing Loss

●	Continued partnering process for AM-111. The structured partnering process with an international transaction advisory firm to identify potential partners for the AM-111 development program has progressed. Further, the Company is evaluating potential additional therapeutic indications for AM-111.

Keyzilen® / AM-101 for Acute Inner Ear Tinnitus

●	Developed protocol for Phase 2/3 trial with Keyzilen® / AM-101. The Company has completed the design of a new Phase 2/3 trial for its late-stage Keyzilen® program. The trial shall, in two stages, reaffirm the compound’s efficacy in the treatment of acute tinnitus following traumatic cochlear injury and provide confirmatory efficacy data to support a filing for marketing authorization. It will incorporate learnings from the four late-stage trials, TACTT2, TACTT3, AMPACT1 and AMPACT2, notably with regard to the collection of patient reported outcomes and certain elements of study conduct. In addition, it will explore the use of a novel method for objective tinnitus diagnosis and measurement. The Company has solicited advice on the development plan and regulatory pathway from the U.S. Food and Drug Administration (“FDA”) in the context of a Type C meeting and from the European Medicines Agency (“EMA”) in the context of a Scientific Advice procedure.

●	Explored funding options for tinnitus development programs. The Company aims to implement the further development of Keyzilen® as well as its early-stage tinnitus programs with non-dilutive funding. The funding options which are under consideration include: strategic partnering, special purpose vehicle financing, grant funding or a combination thereof.

Corporate Developments

●	Made early repayment of loan facility with Hercules Capital, Inc. On January 31, 2019, the Company made the final payment to Hercules under the facility, comprising the last amortization rate as well as an end of term charge, 12 months ahead of the original schedule. With the final payment, all covenants and collateral in favor of Hercules were lifted.

●	Relocated the Company’s domicile to Bermuda. In March 2019, the Company transferred its domicile from Zug, Switzerland to Hamilton, Bermuda. With the move, the Company gained more corporate flexibility, and now operates under a jurisdiction that is more familiar to U.S. investors. In addition, it expects to achieve important cost savings from the move.

●	Regained compliance with Nasdaq minimum bid price requirement. Following a one-for-twenty reverse stock split on May 1, 2019 and a hearing before the Nasdaq Hearings Panel, the Company was notified that it had regained compliance with the minimum bid price requirement under Nasdaq Listing Rule 5550(a)(2).

●	Completed underwritten public offering. In May 2019, the Company completed a public offering of (i) 440,000 common shares with a par value of CHF 0.40 each, together with warrants to purchase 440,000 common shares, and (ii) 1,721,280 pre-funded warrants, with each pre-funded warrant exercisable for one common share, together with warrants to purchase 1,721,280 common shares, including 110,000 common shares and warrants to purchase 110,000 common shares sold pursuant to a partial exercise by the underwriters of the underwriters’ over-allotment option. The net proceeds to the Company were approximately $7.6 million, after deducting underwriting discounts and other offering expenses.

●	Promoted Raoul Dias to member of the Executive Management Team. Raoul Dias, the Company’s General Counsel and Secretary to the Board of Directors, was promoted to member of the Executive Management Team effective July 1, 2019. Prior to joining the Company in 2017, he had worked as Senior Corporate Counsel at Amcor Ltd., Senior Counsel & Corporate Secretary at Transocean Partners LLC, and attorney at two leading Swiss law firms. He holds a doctorate in law from the University of Berne, Switzerland.

First Half 2019 Financial Results

●	Total operating expenses for the first half of 2019 were CHF 4.1 million compared to CHF 7.4 million for the first half of 2018.

●	Research and development expenses for the first half of 2019 were CHF 1.3 million compared to CHF 5.0 million for the first half of 2018.[1]

●	General and administrative expenses for the first half of 2019 were CHF 2.8 million compared to CHF 2.5 million for the first half of 2018.

●	Net loss for the first half of 2019 was CHF 3.6 million, or CHF 1.66 per share, compared to CHF 4.8 million, or CHF 16.36 per share, for the first half of 2018.

●	Cash and cash equivalents at June 30, 2019, totaled CHF 5.8 million.

The Company reiterates its expectations that operating expenses in 2019 will be in the range of CHF 10 to 13 million.

Conference Call & Webcast Information

Auris Medical will host a conference call and webcast to present its first-half 2019 results and a business update today, August 15, 2019, at 8:00 am Eastern Time (2:00 pm Central European Time). To participate in this conference call, dial +1-866-966-1396 (toll free) or +1-631-510-7495, and enter passcode 2228118. A live webcast of the conference call can be accessed in the Investor Relations section of the Auris Medical website at www.aurismedical.com. A replay will be available approximately two hours following the live call.

[1]	R&D expenses in the first half of 2019 were CHF 2.9 million before capitalization of expenses related to the AM-125 program in accordance with IAS38.

About Auris Medical

Auris Medical is a biopharmaceutical company dedicated to developing therapeutics that address important unmet medical needs in neurotology and central nervous system disorders. The company is focused on the development of intranasal betahistine for the treatment of vertigo (AM-125) and for the treatment of antipsychotic-induced weight gain and somnolence (AM-201). These projects have gone through two Phase 1 trials and entered into proof-of-concept studies in 2019. In addition Auris Medical has two Phase 3 programs under development: Sonsuvi® (AM-111) for acute inner ear hearing loss and Keyzilen® (AM-101) for acute inner ear tinnitus. The Company was founded in 2003 and is headquartered in Hamilton, Bermuda. The shares of Auris Medical Holding Ltd. trade on the NASDAQ Capital Market under the symbol “EARS.”

Forward-looking Statements

This press release may contain statements that constitute “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. Forward-looking statements are statements other than historical facts and may include statements that address future operating, financial or business performance or Auris Medical’s strategies or expectations. In some cases, you can identify these statements by forward-looking words such as “may,” “might,” “will,” “should,” “expects,” “plans,” “anticipates,” “believes,” “estimates,” “predicts,” “projects,” “potential,” “outlook” or “continue,” or the negative of these terms and other comparable terminology. Forward-looking statements are based on management’s current expectations and beliefs and involve significant risks and uncertainties that could cause actual results, developments and business decisions to differ materially from those contemplated by these statements. These risks and uncertainties include, but are not limited to, Auris Medical’s need for and ability to raise substantial additional funding to continue the development of its product candidates, the timing and conduct of clinical trials of Auris Medical’s product candidates and that such trials will not meet their endpoints , the clinical utility of Auris Medical’s product candidates, the timing or likelihood of regulatory filings and approvals, Auris Medical’s intellectual property position and Auris Medical’s financial position, including the impact of any future acquisitions, dispositions, partnerships, license transactions or changes to Auris Medical’s capital structure, including future securities offerings. These risks and uncertainties also include, but are not limited to, those described under the caption “Risk Factors” in Auris Medical’s Annual Report on Form 20-F for the year ended December 31, 2018 and future filings with the Securities and Exchange Commission. Forward-looking statements speak only as of the date they are made, and Auris Medical does not undertake any obligation to update them in light of new information, future developments or otherwise, except as may be required under applicable law. All forward-looking statements are qualified in their entirety by this cautionary statement.

Investor contact:
Joseph Green
Edison Advisors for Auris Medical
646-653-7030
jgreen@edisongroup.com

Or

investors@aurismedical.com

AURIS MEDICAL HOLDING LTD.

Condensed Consolidated Statement of Profit or Loss and Other Comprehensive Loss
For the Six Months Ended June 30, 2019 and 2018 (in CHF)

	SIX MONTHS ENDED JUNE 30
	2019	2018
Research and development	(1,304,291)	(4,957,621)
General and administrative	(2,803,267)	(2,459,421)
Operating loss	(4,107,558)	(7,417,042)
Interest income	—	—
Interest expense	(25,261)	(856,157)
Foreign currency exchange gain/(loss), net	(264,121)	(65,914)
Revaluation gain / (loss) from derivative financial instruments	531,245	3,907,958
Transaction costs	—	(411,316)
Loss before tax	(3,865,695)	(4,842,471)
Income tax gain/(loss)	261,394	17,453
Net loss attributable to owners of the Company	(3,604,301)	(4,825,018)
Other comprehensive income/(loss):
Items that will never be reclassified to profit or loss
Remeasurement of defined benefit liability	(115,366)	1,085,102
Items that are or may be reclassified to profit or loss
Foreign currency translation differences	6,666	(19,029)
Other comprehensive income/(loss)	(108,700)	1,066,073
Total comprehensive loss attributable to owners of the Company	(3,713,001)	(3,758,945)

Basic and diluted loss per share	(1.66)	(16.36)
Average weighted number of shares outstanding, adjusted for effect of reverse stock split	2,173,307	294,914

AURIS MEDICAL HOLDING LTD.

Condensed Consolidated Statement of Financial Position

(in CHF)

	JUNE 30, 2019	DECEMBER 31, 2018
ASSETS
Non-current assets
Property and equipment	19,851	33,895
Intangible assets	5,157,871	3,535,240
Derivative financial instruments	222,068	226,865
Other non-current financial receivables	16,001	16,001
Total non-current assets	5,415,791	3,812,001

Current assets
Other receivables	301,304	320,374
Prepayments	224,428	351,283
Cash and cash equivalents	5,791,929	5,393,207
Total current assets	6,317,661	6,064,864

Total assets	11,733,452	9,876,865

EQUITY AND LIABILITIES
Equity
Share capital	1,306,892	710,336
Share premium	157,395,055	149,286,723
Foreign currency translation reserve	(37,345)	(44,011)
Accumulated deficit	(149,712,564)	(146,303,398)
Total shareholders (deficit)/equity attributable to owners of the Company	8,952,038	3,649,650

Non-current liabilities
Derivative financial instruments	139,287	675,328
Employee benefits	779,686	648,287
Deferred tax liabilities	79,592	340,986
Total non-current liabilities	998,565	1,664,601

Current liabilities
Loan	-	1,435,400
Trade and other payables	837,283	1,836,335
Accrued expenses	945,566	1,290,879
Total current liabilities	1,782,849	4,562,614
Total liabilities	2,781,414	6,227,215
Total equity and liabilities	11,733,452	9,876,865